Exhibit 99.1

FOR IMMEDIATE RELEASE

Results for the Quarter and Year ended March 31, 2020 under IFRS

IT Services Revenues2&3 in Constant Currency grew by 3.9% for the year

EPS for the year grew at 11.2% YOY

Bangalore, India and East Brunswick, New Jersey, USA – April 15, 2020 - Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) today announced financial results under International Financial Reporting Standards (IFRS) for its quarter and year ended March 31, 2020.

Highlights of the Results

Results for the Year ended March 31, 2020:

•	Gross Revenue was ₹610.2 billion ($8.1 billion1), an increase of 4.2% YoY

•	IT Services Segment Revenue was at $8,256.2 million, grew at 1.7% YoY

•	Non-GAAP2&3 constant currency IT Services Segment Revenue increased by 3.9% YoY

•	IT Services Operating Margin[4] for the year was at 18.1%, an expansion of 0.2% YoY

•	Net Income for the year was ₹97.2 billion ($1.3 billion1), an increase of 8.0% YoY

•	EPS for the year was ₹16.67 ($0.221) per share and grew 11.2% YoY

Results for the Quarter ended March 31, 2020:

•	Gross Revenue was ₹157.1 billion ($2.1 billion1), an increase of 4.7% YoY

•	IT Services Segment Revenue was at $2,073.7 million, a decrease of 1.0% QoQ

•	Non-GAAP3 constant currency IT Services Segment Revenue increased by 0.4%QoQ

•	IT Services Operating Margin4 for the quarter was at 17.6%, a decrease of 0.8% QoQ

•	Net Income for the quarter was ₹23.3 billion ($308.5 million1), a decrease of 6.3% YoY

•	EPS for the quarter was ₹4.09 ($0.051) per share, a decrease of 1.1% YoY

•

The Board has not recommended any final dividend. The interim dividend of ₹1 declared by the Board at its meeting held on January 14, 2020 shall be considered as the final dividend for the financial year 2019-20. Thus, the total dividend for the financial year 2019-20 remains ₹1 per equity share

Performance for the quarter & year ended March 31, 2020

Abidali Z. Neemuchwala, CEO and Managing Director said, “In these unprecedented times, I am extremely proud of how the Wipro team has come together and worked 24/7 to ensure the safety and well-being of each other while continuing to serve our clients. We hope that all of us stay safe and strong during these tough times. We are confident that our broad portfolio of services and our ability to execute to our commitments makes us well-positioned to gain market share.”

Jatin Dalal, Chief Financial Officer said, “The quarters ahead seem challenging and require a tremendous response on costs. We also anticipate our working capital to increase, but our strong balance sheet provides us the confidence that we will emerge stronger and better. Further, due to the volatility in the external environment, we have decided not to provide a quarterly guidance on revenues.”

1.

For the convenience of the readers, the amounts in Indian Rupees in this release have been translated into United States Dollars at the certified foreign exchange rate of US$1 = ₹75.39, as published by the Federal Reserve Board of Governors on March 31, 2020. However, the realized exchange rate in our IT Services business segment for the quarter ended March 31, 2020 was US$1= ₹73.95.

2.	YoY growth rates for the year ended March 31, 2020 have been computed by adjusting revenues for the year ended March 31, 2019 for the impact of divestments.

3.	Constant currency revenue for a period is the product of volumes in that period times the average actual exchange rate of the corresponding comparative period.

4.	IT Services Operating Margin refers to Segment Results Total as reflected in IFRS financials.

5.

The estimated impact of COVID-19 on our business is due to service discontinuity caused by inability of our employees to work from home or contract cancellations/ ramp down attributed to the COVID-19 pandemic.

We estimate that the IT Services Revenues for the quarter ended March 31, 2020 were negatively impacted by COVID-19 by approximately $14 -$16 million5(0.7%-0.8% of revenues). Due to the uncertainty around the course of the COVID-19 pandemic, we do not have visibility into the extent to which it will disrupt our operations, and we have decided to not provide revenue guidance for the quarter ending June 30, 2020. We anticipate that we will resume providing revenue guidance when we have increased certainty of both demand and supply side factors.

IT Services

Wipro continued its momentum in winning deals globally as described below:

•

Wipro has won a multi-year engagement in Mexico with one of the world’s largest Spanish language media companies to redefine their workplace experience. This engagement enables their digital strategy to deliver enhanced user experience and move to a flexible and secure model leveraging VirtuaDesk™, Wipro’s digital IP, and security expertise. Wipro will also leverage its deep media expertise and innovation to enable the client in their long-term business objectives.

•

A large US-based healthcare company has awarded Wipro a multi-year contract to transform its contact center operations using Design Thinking, AI Automation & Analytics leveraging Wipro HOLMES™ and other digital technologies.

•

A multinational professional services firm has awarded Wipro a Digital Workspace Services contract under which Wipro will provide IT support and transform the end user experience for its employees globally, leveraging its design-led approach.

•

Wipro has won a multi-year engagement with a top Australian utility company for modernizing their core back-office platform leveraging SAP S/4 HANA digital core. This program will enable the client to consolidate and streamline their Corporate Finance, Supply Chain & Procurement functions in a single integrated platform.

Wipro continued to partner with our customers during Covid-19, some examples of how we collaborated are below:

•

Our customer, an American food service, facilities, and uniform services provider caters to over 5000 client locations across the US, majority of which are now inaccessible due to the COVID-19 pandemic. The company’s Chief Growth Officer collaborated with Wipro to map nursing homes in these locations that may be in dire need of help and which could be serviced by the local task teams. We successfully developed a Google Distance Matrix API based solution to map the top 10 service locations that could aid nursing homes in their serviceable regions. Especially for the New York state nursing homes that are more severely affected than most, we could provide same day location mapping results for priority outreach. This solution now has the ability to cover all nursing homes, enabling our customer to take its humanitarian effort nationwide.

•

One of the European governments recently announced multi - billion in loans for corporates to avail during the COVID-19 crisis. Within a span of 3 days, we helped our customer, one of the largest banks in Europe, update and go-live with their loan processing applications to ensure their corporate customers’ businesses stay up and running. These applications can now process interest-free loans in just 15 minutes, and so far, nearly 10,000 of the bank’s corporate customers have benefited immensely.

•	Amidst the COVID-19 crisis, we helped our customer, a Postal Services company in Middle East, launch a special medicine delivery service as a part of the government’s quick response for citizens.

•

Even amidst the operational issues posed by the pandemic, we were able to help our client, a clothing retailer in South Africa, successfully go-live with a large Oracle retail implementation. This is an example of a 100% ‘remote’ cutover, and has enabled the client to optimize its operations significantly to serve their customers.

Analyst Recognition

•	Wipro was recognized as the “Star Performer of the year” in Everest Group PEAK Matrix™ Service Provider of the Year awards

•	Wipro was positioned as a Leader in Gartner Magic Quadrant for Managed Workplace Services, Europe, David Groombridge, 25 Feb 2020

•	Wipro was named as a Leader in Gartner Magic Quadrant for Managed Workplace Services, North America, Daniel Barros, 25 Feb 2020

•	Wipro was positioned as a Leader in IDC MarketScape: Worldwide Business and Industrial IoT Consulting and Systems Integration Services 2020 Vendor Assessment. (Doc #US46120820, March 2020)

•	Wipro was positioned as a Leader in IDC MarketScape: Worldwide Business and Industrial IoT Engineering and Managed Services 2020 Vendor Assessment. (Doc #US46121220, March 2020)

Disclaimer: Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner’s research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose

IT Products

•	IT Products Segment Revenue for the year was ₹11.0 billion ($146.0 million1)

•	IT Products Segment Results for the year was a loss of ₹0.28 billion ($3.7 million1)

•	IT Products Segment Revenue for the quarter was ₹2.8 billion ($37.0 million1)

•	IT Products Segment Results for the quarter was a profit of ₹0.12 billion ($1.5 million1)

India business from State Run Enterprises (SRE)

•	India SRE Segment Revenue for the year was ₹8.4 billion ($111.4 million1)

•	India SRE Segment Results for the year was a loss of ₹1.8 billion ($24.2 million1)

•	India SRE Segment Revenue for the quarter was ₹2.3 billion ($31.1 million1)

•	India SRE Segment Results for the quarter was a loss of ₹0.48 billion ($6.4 million1)

Please refer the table on page 9 for reconciliation between IFRS IT Services Revenue and IT Services Revenue on a non-GAAP constant currency basis.

About Non-GAAP Financial Measures

This press release contains non-GAAP financial measures within the meaning of Regulation G and Item 10(e) of Regulation S-K. Such non-GAAP financial measures are measures of our historical or future performance, financial position or cash flows that are adjusted to exclude or include amounts that are excluded or included, as the case may be, from the most directly comparable financial measure calculated and presented in accordance with IFRS.

The table on page 9 provides IT Services Revenue on a constant currency basis, which is a non-GAAP financial measure that is calculated by translating IT Services Revenue from the current reporting period into U.S. dollars based on the currency conversion rate in effect for the prior reporting period. We refer to growth rates in constant currency so that business results may be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons of our business performance. Further, in the normal course of business, we may divest a portion of our business which may not be strategic. We refer to the growth rates in both reported and constant currency adjusting for such divestments in order to represent the comparable growth rates.

This non-GAAP financial measure is not based on any comprehensive set of accounting rules or principles and should not be considered a substitute for, or superior to, the most directly comparable financial measure calculated in accordance with IFRS and may be different from non-GAAP measures used by other companies. In addition to this non-GAAP measure, the financial statements prepared in accordance with IFRS and the reconciliation of these non-GAAP financial measures with the most directly comparable IFRS financial measure should be carefully evaluated.

Results for the quarter and year ended March 31, 2020, prepared under IFRS, along with individual business segment reports, are available in the Investors section of our website www.wipro.com

Quarterly Conference Call

We will hold an earnings conference call today at 07:15 p.m. Indian Standard Time (09:45 a.m. U.S. Eastern Time) to discuss our performance for the quarter. The audio from the conference call will be available online through a web-cast and can be accessed at the following link- https://links.ccwebcast.com/?EventId=Wipro200415

An audio recording of the management discussions and the question and answer session will be available online and will be accessible in the Investor Relations section of our website at www.wipro.com

About Wipro Limited

Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) is a leading global information technology, consulting and business process services company. We harness the power of cognitive computing, hyper-automation, robotics, cloud, analytics and emerging technologies to help our clients adapt to the digital world and make them successful. A company recognized globally for its comprehensive portfolio of services, strong commitment to sustainability and good corporate citizenship, we have over 175,000 dedicated employees serving clients across six continents. Together, we discover ideas and connect the dots to build a better and a bold new future.

Contact for Investor Relations		Contact for Media & Press
Aparna Iyer	Abhishek Kumar Jain	Vipin Nair
Phone: +91-9845540884	Phone: +91-9845791363	Phone: +91-80-3991 6450
iyer.aparna@wipro.com	abhishekkumar.jain@wipro.com	vipin.nair1@wipro.com

Forward-Looking Statements

The forward-looking statements contained herein represent Wipro’s beliefs regarding future events, many of which are by their nature, inherently uncertain and outside Wipro’s control. Such statements include, but are not limited to, statements regarding Wipro’s growth prospects, its future financial operating results, and its plans, expectations and intentions. Wipro cautions readers that the forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, complete proposed corporate actions, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property and general economic conditions affecting our business and industry. The conditions caused by the COVID-19 pandemic could decrease technology spending, adversely affect demand for our products, affect the rate of customer spending and could adversely affect our customers’ ability or willingness to purchase our offerings, delay prospective customers’ purchasing decisions, adversely impact our ability to provide on-site consulting services and our inability to deliver our customers or delay the provisioning of our offerings, all of which could adversely affect our future sales, operating results and overall financial performance. Our operations may also be negatively affected by a range of external factors related to the COVID-19 pandemic that are not within our control.

Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission, including, but not limited to, Annual Reports on Form 20-F. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.

# # #    (Tables to follow)

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(₹ in millions, except share and per share data, unless otherwise stated)

	As at March 31, 2019	As at March 31, 2020
			Convenience translation into US dollar in millions Refer footnote 1 in page 1
ASSETS
Goodwill	116,980	131,012	1,738
Intangible assets	13,762	16,362	217
Property, plant and equipment	70,601	81,120	1,076
Right-of-use assets	—	16,748	222
Financial assets
Derivative assets	173	—	—
Investments	6,916	9,302	123
Trade receivables	4,373	6,049	80
Other financial assets	5,146	5,881	78
Investments accounted for using the equity method	1,235	1,383	18
Deferred tax assets	5,604	6,005	80
Non-current tax assets	20,603	11,414	151
Other non-current assets	15,872	11,935	158

Total non-current assets	261,265	297,211	3,941

Inventories	3,951	1,865	25
Financial assets
Derivative assets	4,931	3,025	40
Investments	220,716	189,635	2,515
Cash and cash equivalents	158,529	144,499	1,917
Trade receivables	100,489	104,474	1,386
Unbilled receivables	22,880	25,209	334
Other financial assets	14,611	8,614	114
Contract assets	15,038	17,143	227
Current tax assets	7,435	2,882	38
Other current assets	23,086	22,505	299

	571,666	519,851	6,895
Assets held for sale	240	—	—

Total current assets	571,906	519,851	6,895

TOTAL ASSETS	833,171	817,062	10,836

EQUITY
Share capital	12,068	11,427	152
Securities premium reserve	533	1,275	17
Retained earnings	534,700	519,907	6,896
Share-based payment reserve	2,617	1,550	21
Other components of equity	18,198	23,299	309

Equity attributable to the equity holders of the Company	568,116	557,458	7,395
Non-controlling interest	2,637	1,875	25

TOTAL EQUITY	570,753	559,333	7,420

LIABILITIES
Financial liabilities
Long - term loans and borrowings	28,368	4,840	64
Derivative liabilities	—	138
Lease liabilities	—	12,638	168
Other financial liabilities	—	151	2
Deferred tax liabilities	3,417	2,825	37
Non-current tax liabilities	11,023	13,205	175
Other non-current liabilities	5,258	7,537	100
Provisions	2	2	—

Total non-current liabilities	48,068	41,336	546

Financial liabilities
Loans, borrowings and bank overdrafts	71,099	73,202	971
Derivative liabilities	1,310	7,231	96
Trade payables and accrued expenses	88,304	78,129	1,036
Lease liabilities	—	6,560	87
Other financial liabilities	644	899	12
Contract liabilities	24,768	18,775	249
Current tax liabilities	9,541	11,731	156
Other current liabilities	18,046	19,254	255
Provisions	638	612	8

Total current liabilities	214,350	216,393	2,870

TOTAL LIABILITIES	262,418	257,729	3,416

TOTAL EQUITY AND LIABILITIES	833,171	817,062	10,836

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF INCOME

(₹ in millions, except share and per share data, unless otherwise stated)

	Three months ended March 31,			Year ended March 31,
	2019	2020	2020	2019	2020	2020
			Convenience translation into US dollar in millions Refer footnote 1 in page 1			Convenience translation into US dollar in millions Refer footnote 1 in page 1
Revenues	150,063	157,110	2,084	585,845	610,232	8,094
Cost of revenues	(106,942)	(114,133)	(1,514)	(413,033)	(436,085)	(5,784)

Gross profit	43,121	42,977	570	172,812	174,147	2,310

Selling and marketing expenses	(10,994)	(10,295)	(137)	(44,510)	(42,907)	(569)
General and administrative expenses	(6,669)	(7,681)	(101)	(35,951)	(29,823)	(396)
Foreign exchange gains/(losses), net	316	993	13	3,215	3,169	42
Other operating income	1,546	395	5	4,344	1,144	15

Results from operating activities	27,320	26,389	350	99,910	105,730	1,402

Finance expenses	(2,530)	(1,653)	(22)	(7,375)	(7,328)	(97)
Finance and other income	7,228	4,907	65	22,923	24,081	319
Share of net profit /(loss) of associates accounted for using the equity method	(17)	13	—	(43)	29	—

Profit before tax	32,001	29,656	393	115,415	122,512	1,624
Income tax expense	(7,064)	(6,205)	(82)	(25,242)	(24,799)	(329)

Profit for the period	24,937	23,451	311	90,173	97,713	1,295

Profit attributable to:
Equity holders of the Company	24,833	23,260	308	90,031	97,218	1,288
Non-controlling interest	104	191	3	142	495	7

Profit for the period	24,937	23,451	311	90,173	97,713	1,295

Earnings per equity share:
Attributable to equity share holders of the Company
Basic	4.13	4.09	0.05	14.99	16.67	0.22
Diluted	4.12	4.07	0.05	14.95	16.62	0.22
Weighted average number of equity shares used in computing earnings per equity share
Basic	6,008,783,491	5,692,835,298	5,692,835,298	6,007,376,837	5,833,384,018	5,833,384,018
Diluted	6,023,959,306	5,703,378,727	5,703,378,727	6,022,304,367	5,847,823,239	5,847,823,239

Additional Information:

Particulars	Three months ended			Year ended
	March 31, 2020	December 31, 2019	March 31, 2019	March 31, 2020	March 31, 2019
	Audited	Audited	Audited	Audited	Audited
Revenue
IT Services
BFSI	46,690	46,612	46,043	184,457	175,262
Health BU	20,589	19,799	19,288	78,240	75,081
CBU	25,669	25,443	23,667	97,008	89,313
ENU	19,570	19,553	18,628	76,443	72,830
TECH	19,503	18,584	18,402	75,895	76,591
MFG	12,486	12,450	11,551	48,158	46,496
COMM	8,453	8,565	8,286	33,840	32,680

Total of IT Services	152,960	151,006	145,865	594,041	568,253
IT Products	2,792	2,576	2,759	11,010	12,312
ISRE	2,341	1,847	1,787	8,400	8,544
Reconciling Items	10	3	(32)	(50)	(49)

Total Revenue	158,103	155,432	150,379	613,401	589,060

Other operating Income
IT Services	395	—	1,546	1,144	4,344

Total Other Operating Income	395	—	1,546	1,144	4,344

Segment Result
IT Services
BFSI	8,144	8,246	9,649	34,132	33,831
Health BU	3,049	3,186	1,940	12,027	8,638
CBU	4,546	4,725	4,716	16,729	16,828
ENU	3,766	3,130	2,787	12,176	7,081
TECH	3,906	3,256	3,031	14,312	15,916
MFG	2,336	2,385	2,262	9,252	8,327
COMM	1,330	1,444	985	5,336	4,396
Unallocated	(547)	1,360	1,161	2,577	3,142
Other Operating Income	395	—	1,546	1,144	4,344

Total of IT Services	26,925	27,732	28,077	107,685	102,503

IT Products	116	(140)	(93)	(282)	(1,047)
ISRE	(481)	(528)	(775)	(1,822)	(1,829)
Reconciling Items	(171)	169	111	149	283

Total	26,389	27,233	27,320	105,730	99,910
Finance Expense	(1,653)	(1,844)	(2,530)	(7,328)	(7,375)
Finance and Other Income	4,907	5,370	7,228	24,081	22,923
Share of net profit/ (loss) of associates accounted for using the equity method	13	34	(17)	29	(43)

Profit before tax	29,656	30,793	32,001	122,512	115,415

The Company is organized into the following operating segments: IT Services, IT Products and India State Run Enterprise segment (ISRE).

IT Services: The IT Services segment primarily consists of IT Service offerings to customers organized by industry verticals.

The industry verticals are as follows: Banking, Financial Services and Insurance (BFSI), Health Business Unit (Health BU), Consumer Business Unit (CBU), Energy, Natural Resources & Utilities (ENU), Manufacturing (MFG), Technology (TECH) and Communications (COMM). Key service offerings to customers includes software application development and maintenance, research and development services for hardware and software design, business application services, analytics, consulting, infrastructure outsourcing services and business process services.

IT Products: The Company is a value-added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to the above items is reported as revenue from the sale of IT Products.

India State Run Enterprise segment (ISRE): This segment consists of IT Services offerings to entities/ departments owned or controlled by the Government of India and/ or any Indian State Governments

Reconciliation of Non-GAAP Constant Currency IT Services Revenue to IT Services Revenue as per IFRS ($MN)

Three Months ended March 31, 2020
IT Services Revenue as per IFRS	$2,073.7
Effect of Foreign currency exchange movement	$30.5

Non-GAAP Constant Currency IT Services Revenue based on previous quarter exchange rates	$2,104.2

Year ended March 31, 2019
IT Services Revenue as per IFRS	$8,120.3
Effect of divestments	$(63.3)

Adjusted IT Services Revenue	$8,057.1

Year ended March 31, 2020
IT Services Revenue as per IFRS	$8,256.2
Effect of Foreign currency exchange movement	$114.0

Non-GAAP Constant Currency IT Services Revenue based on exchange rates of comparable period in previous year	$8,370.2